ADMINISTRATIVE SERVICES AGREEMENT


THIS AGREEMENT is made this 7th day of June, 2001, by American Express Financial Corporation, a Delaware corporation ("Adviser"), and Davis Selected Advisers, L.P., a limited partnership organized under the laws of Colorado ("DSA").

RECITALS:

WHEREAS, the Adviser has entered into an agreement to provide investment advisory, administrative, and other services to the AXP(R) Partners Fundamental Value Fund ("Fund");

WHEREAS, DSA has entered into an agreement to provide sub-advisory services to the Fund, which agreement is dated as of June 7, 2001; and

WHEREAS, the Fund requires continuing administrative services and investor support services which the Adviser provides.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises hereinafter set forth, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

1. Payment for Administrative Services. DSA shall pay amounts from its past profits to the Adviser to defray a portion of the expense of providing continuing administrative services and investor support services to the Fund. Such payments are for administrative services and investor support services and do not constitute payment for investment advisory, distribution, or other services.

DSA shall pay the Adviser an Administrative Services fee at the annual rate based on average net assets of the Fund at set forth in Schedule A. DSA shall pay the Adviser this fee in monthly installments.

2. No Assignment. This Agreement may not be assigned by either party. Any attempted assignment shall be null and void and this agreement shall automatically terminate.

3. Termination. This Agreement may be terminated by either party at any time, with or without cause, upon 60 days' written notice delivered or mailed to the last known business address of the Adviser or DSA in person or by registered mail or a private mail or delivery service providing the sender with notice of receipt. Notice shall be deemed given on the date delivered or mailed in accordance with this paragraph.

4. Arbitration. The parties agrees that any controversy or claim arising out of or relating to this Agreement, or any, breach thereof, shall be settled by arbitration in accordance with the Code of Arbitration Procedure of the National Association of Securities Dealers (or, in the event that the National Association of Securities Dealers refuses to accept jurisdiction, the Commercial Arbitration Rules of the American Arbitration Association), and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The arbitration hearing and all conferences will be held in New York City, New York.

IN WITNESS WHEREOF, the parties have duly executed and sealed this Agreement as of the date first written above.

AMERICAN EXPRESS FINANCIAL CORPORATION




By: /s/ Paula R. Meyer
    ---------------------
        Paula R. Meyer
        Vice President


DAVIS SELECTED ADVISERS, L.P.
by Davis Investments, LLC, General Partner




By: /s/ Thomas Tays
    ----------------
        Thomas Tays
        Vice President





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                        ADMINISTRATIVE SERVICES AGREEMENT


                                   SCHEDULE A

Compensation pursuant to Paragraph 1 of Administrative Services Agreement shall be calculated in accordance with the following schedule:


         Average Daily Net Assets*                                  Annual Rate

         Up to $500 million                                            0.00%
         $500 million to $1000 million                                 0.05%
         Over $1000 million                                            0.10%



---------------
* Applies to average daily net assets that are subject to DSA's investment discretion.